Exhibit.(a)(1)

NOTICE OF REPURCHASE PLAN

Dear Shareholder:

Pendrell Corporation, a Washington corporation (the “Company”), is pleased to announce that, at the recommendation of a special committee of the Company’s four independent directors (the “Special Committee”), the Company’s Board of Directors (the “Board”) approved and plans to implement a share repurchase plan (the “Repurchase Plan”) for the repurchase of up to one million shares of Class A common stock of the Company, par value $0.01 per share (the “Class A Stock”). The Special Committee recommended the Repurchase Plan, and the Board approved the Repurchase Plan, to provide minority holders of Class A Stock with an opportunity for liquidity prior to the effective date of a proposed reverse stock split (the “Reverse Stock Split”). The material terms of the Repurchase Plan are set forth below.

Duration. The Repurchase Plan will commence as soon as legally permissible, which may be as early as 30 days after the filing of the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on March [●], 2017 (the “Schedule 13E-3”), and will continue until the earlier of the closing of the Reverse Stock Split or June 30, 2017. However, so long as the Company remains in an “open trading window,” the Company may suspend, discontinue or modify the Repurchase Plan in its sole discretion.

Number of Shares Subject to Repurchase Plan. The Company may purchase up to an aggregate of one million (1,000,000) shares of Class A Stock pursuant to the Repurchase Plan. The Repurchase Plan does not require the Company to purchase any minimum number of shares.

Pricing. The Repurchase Plan contemplates the repurchase of shares of Class A Stock, from time to time, at prevailing market prices through open market or privately negotiated transactions pursuant to one or more plans established pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Eligible Shareholders. The Repurchase Plan is available only for shareholders who are not affiliates of the Company. Affiliates of the Company may not participate in the Repurchase Plan, nor will affiliates of the Company sell Class A Stock in market transactions during the duration of the Repurchase Plan.

Compliance. The Repurchase Plan has been designed to comply with Rule 10b-18 of the Exchange Act. Rule 10b-18 provides a safe harbor for stock repurchase plans administered in accordance with the following guidelines, all of which the Company intends to satisfy: (i) the Company will use a single broker (UBS Securities, Inc.) per day to bid for or purchase shares; (ii) the Company cannot make the opening purchase on any trading day; (iii) the Company cannot trade during the last thirty minutes of trading; (iv) the Company cannot purchase at a price exceeding the highest independent bid or last transaction price, whichever is higher; and (v) the Company cannot purchase, in any given day, more than 25% of the average daily trading volume of the Class A Stock, measured over the four weeks preceding the purchase (the “Daily Limit”). To make purchases continually under the Repurchase Plan, even if the Company experiences a “closed trading window,” the Company has adopted a trading plan under Rule 10b5-1 of the Exchange Act that specifies the maximum quantity of shares to be purchased each trading day and the maximum price to be paid for shares; provided, however, that the daily purchases will not exceed the Daily Limit. The 10b5-1 plan precludes the Company from making discretionary investment decisions under the Repurchase Plan.

For additional information, please refer to the Schedule 13E-3.

By Order of the Board of Directors

Timothy M. Dozois
Corporate Counsel and Corporate Secretary

Kirkland, Washington

March [●], 2017